Exhibit (a)(1)(vi)

Equity Award Services

Post Office Box 2019

Lakewood, NJ 08701

Important Notice	February , 2013

Notification of Grant Award

On behalf of your company we are pleased to inform you that you have been issued an equity award. This award is subject to the terms and conditions of the plan and your award agreement, if applicable, which are in all events the governing documents for your award. The details of this award are indicated below. Please retain this notice for your records.

Participant
Company Name	Emmis Communications Corp
Grant Date	02/ /2013
Grant Type	Restricted Stock
Awards Granted
Security Symbol	EMMS
Grant Price	$0.00
Vesting Schedule	Refer to Benefits Online for Vesting Details
Last Date to Exercise/ Lapse Date	N/A

Please refer to the provisions in your individual Award Agreement, if applicable, and/or the official stock plan document, which govern the terms of your award. The provisions in the Award Agreement, if applicable, and stock plan document supersede any information, including conflicting information, reflected in this letter or on the Benefits Online® website.

All dates are in a MM/DD/YYYY format.

If you would like additional information, please login to www.benefits.ml.com. If any of this information is incorrect, or if you have any questions, please contact a Merrill Lynch Participant Service Representative toll free at 1-877-SOP-2404 available virtually 24 hours a day, 7 days a week. If you are calling from outside of the U.S., you can also call +1-609-818-8894.

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Code: Grant Award	Page 1 of 2

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